FPB BANCORP, INC.

November 23, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	FPB Bancorp, Inc.
Registration Statement on Form S-1/A
File Number 333-161965
Filed November 16, 2009

Ladies and Gentlemen:

We are writing in response to your letter dated November 20, 2009, in which you ask or make four questions or comments regarding FPB Bancorp, Inc.’s (“FPB”) above-referenced registration statement. Today, FPB filed a Form S-1/A which addresses each of those questions or comments and FPB’s responses to each of those is set forth below.

Registration Statement on Form S-1/A filed November 16, 2009

1.	Please include all of the information in a pre-effective amendment to your registration statement that you may not include in a prospectus filed after it is declared effective pursuant to Securities Act Regulation 424(b). Refer to Securities Act Regulation 430A.

Response: All such information is now contained in the Form S-1/A.

Our Reasons for the Offering, page 4

2.	Revise the last paragraph on page 4 to disclose the amount of capital increase that will be required to meet the 8% and 11% levels based on your capital at September 30, 2009. In addition, with regard to the requirement that you ratio of classified assets to the sum of your capital and allowance for loan loss be at 60% by September 2010, please revise to include your actual ratio at September 30, 2009.

Response: Additional disclosures concerning these matters were added to page 4 and to the Risk Factors section on pages 12 and 20.

Documents Incorporated by Reference, page 50

3.	Revise this section to remove incorporation by reference of any future filings as you are not permitted to incorporate documents by reference in such a manner on a Form S-1. Refer to Compliance Disclosure and Interpretation 113.05.

Response: This section was revised to comply with Form S-1 and Compliance Disclosure and Interpretation 113.05.

Securities and Exchange Commission

November 23, 2009

Exhibit 5.1

4.	Please revise your legal opinion to opine to the fact that the warrants you will issue are “binding obligations” of the Company’s under the state contract law governing the warrant agreement. In addition, please revise your legal opinion to include all missing information.

Response: The legal opinion has been revised and completed.

In addition, FPB and each filing person acknowledges:

•	FPB or a filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	FPB or a filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing addresses the questions and comments contained in your letter. Please do not hesitate to contact us if you have any additional comments or questions.

Sincerely,

FPB BANCORP, INC.

/s/ David W. Skiles

David W. Skiles

Chief Executive Officer

cc:	A. George Igler, Esq., Igler & Dougherty, P.A.